

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 25, 2019

James J. McKinney
Senior Vice President and Chief Financial Officer
Kemper Corporation
200 E. Randolph St.
Chicago, Illinois 60601

> **Re: Kemper Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2017**
> **Filed February 13, 2018**
> **File No. 001-18298**

Dear Mr. McKinney:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                    Sincerely,

                                    Division of Corporation Finance
                                    Office of Healthcare & Insurance